

Tim Southwell · 2nd

Founder & Chairman @ Yonder / Owner @ ABC acres

Hamilton, Montana · 365 connections · **Contact info**

 **Yonder**

Experience



Founder
Yonder
Dec 2018 – Present · 1 yr 6 mos
Hamilton, MT

Get immersed in the natural world with Yonder.

Yonder helps you discover and book unique overnight stays and activities at farms, ranches, vineyards, and other nature immersive escapes. Each of our carefully chosen locations invites you to connect with nature and the people who steward it.

Yonder was born from a true passion for the natural world and everything it offers. We're driven by a purpose to nurture the kinship between people, plants, animals, and all living th ...**see mor**



Owner
ABC acres
Sep 2012 – Present · 7 yrs 9 mos
Hamilton, MT

ABC acres is a permaculture farm in the Bitterroot Valley of Western Montana. Sustainable foo production, healthy living systems, and ecological design is what we are all about. Our cattle, chickens and pigs are out on open pasture, eating, resting and living the way nature intended.
...**see mor**

Owner
Custom Ranch Management llc
Jun 2003 – Oct 2012 · 9 yrs 5 mos
Sula, Montana, United States

Developed a total of 6000 Sqft of Commercial property in Darby, Montana, 2003. Consisting of two separate spaces, our duties include general management of the property, restructuring / renewing tenant leases, and actively marketing new tenant / build out potential, as well as shopping possible sale of the property in its entirety. Presently, there are an addition ...see mor



Materials Broker
PlanetReuse
Jan 2010 – Dec 2010 · 12 mos
Kansas City Metropolitan Area

My days were spent communicating with architects & designers, general contractors, owners & developers, and vendors within the construction industry to assist in identifying building material needs for their individual building projects; Working to source a myriad of reclaimed building materials for their end goals while insuring quality, look, and unbeatable pri ...see mor

Owner
Right To Bare Arms Exercise Gym
Dec 2003 – May 2008 · 4 yrs 6 mos
Darby, Montana, United States

Created a year-round indoor facility in Darby, Montana focusing on overall health and wellness.

Education



University of Houston-Downtown
BS, Industrial Distribution / Merchandising
1990 – 1995
Activities and Societies: GDI Intramural Softball Champions 1995

Geoff Lawton Permaculture Design Course
Permaculture Design Certificate, Permaculture Design (Agriculture / Environment), Pass
2013 – 2013

3 Month Online Webinar with Geoff Lawton of the Permaculture Institute of Australia. The PDC has reading assignments, Classroom Lectures and a final Permaculture Design project showcasing the various design sciences to implement a Permaculture Design on your own piece of property.

KAW Permaculture Institute

Permaculture Design Consultant, Agriculture / Environment
2011 – 2011

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Volunteer Experience

Heartland Harvest Garden Apprentice
Powell Gardens
Jan 2012 – May 2012 • 5 mos
Environment

Spending my days within the 12 acre Heartland Harvest Garden tending to seasonal responsibilities associated with vegetable and herb gardens, as well as vineyards and fruit orchards. Focusing my efforts on building a foundation for both edible and native landscapes keying on sustainable land practices, while looking to educate / inform land owners, land managers, and consumers alike about the benefits of sustainable gardening and land development practices.

Garden Assistant
Cultivate KC
Jan 2012 – May 2012 • 5 mos
Environment

Working with the farm manager to ready winter edibles for eventual planting in late winter. Day: consisted of building soil trays, seeding soil trays for new edibles, tending weeds in the tunnels harvesting late winter spinach and other edibles, double digging new planting rows, transplanting new seedlings to high tunnels, and other tasks as directed.

Land Management Practitioner
Prairie Love Song Farm c/o KAW Permaculture Institute
Nov 2011 • 1 mo
Environment

Worked with land owner on brainstorming session to implement Permaculture Designs for use over life of the property. Focused in sustainable land practices, self-sufficient life practices, and educational workshop concepts for teaching all those interested in the same. Walked installed Permaculture Swales, planted Pecan trees into the Food Forest, planted Evergreens for north wind screen and microclimate development.

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Skills & Endorsements

Green Building · 12

Tim Harth and 11 connections have given endorsements for this skill

